Mail Stop 3561

May 27, 2010

Jeffrey J. Gordman
CEO, President and Secretary
Gordmans Stores, Inc.
12100 West Center Road
Omaha, Nebraska 68144

> **Re:   Gordmans Stores, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 30, 2010**
> **File No. 333-166436**

Dear Mr. Gordman:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit.  Please note that we may have comments on the non-430A disclosure included in your amended filing.

2.  Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

3.  We note that according to your website you have a private label credit card program under which "Gordmans" branded credit cards are issued.  Please inform

us how you account for this program and to the extent it is material, revise your disclosure to discuss this program and to disclose the amount of finance charges recognized on credit sales.

4.  We note the statement in the exhibit index regarding the articles of incorporation "to be effective upon completion of this offering." Advise us whether you plan to file the executed articles of incorporation of the registrant prior to requesting acceleration. We also note the reference to a "Form of" 5.1 opinion. Advise us whether you plan to file an unqualified opinion as to the issuance of common stock by the registrant whose articles of incorporation are to be filed. We may have further comment.

Calculation of Registration Fee

5.  We note that the par value of your common stock as $.01 for purposes of calculating your registration fee. You disclose on page 26 and elsewhere, however, that the par value is $.001. Please revise or advise.

Summary

6.  To help investors understand your particular business where you first discuss it, consider revising the first paragraph under Our Company to reflect the product-type information available in the table at the bottom of page 51.

7.  You distinguish yourself from your competitors based on "key elements" identified on page one. You also indicate that no other similar retailer "dedicates a comparable proportion" of resources to certain items. And the first two paragraphs on page two indicate that you, unlike your competitors, offer specialty store name brands, well-organized and upscale shopping environment, among other qualitative elements. We also note the last paragraph on page two. Please revise to provide a balanced presentation of your competitive position. In this respect, you do not quantify the "proportion" of resources used in the way you describe; and it is unclear whether and why you believe stores such as Macy's, Dillards, Kohls, Target and the other competitors identified on page 48 do not offer qualities such as upscale shopping environment or otherwise benefit from other qualities compared to you, such as brand recognition or financial resources. Please revise accordingly.

8.  Please revise the discussion of your "Equity Sponsor" on page three to briefly summarize the facts and circumstances surrounding the approximately $55.7 million acquisition by Sun Capital Partners, Inc. and its affiliates in September

2008.  Also, disclose the Equity Sponsor's approximate return on investment assuming the mid-point of the price range, and compare the value attributed to you at the time of the Equity Sponsor's acquisition to your value as based on the mid-point.  Your revised disclosure should include cross-references as necessary.

9.  Please revise the last sentence on page seven to further clarify why the predecessor financial information is not comparable.  In this regard, it is unclear if some financial information, such as revenue, is comparable. Revise elsewhere as appropriate.  We note the second paragraph on page 29.

Risk Factors, page 9

10. We note the risk factor regarding "intense competition in the retail industry" on page 10.  Please revise to identify the "certain department stores and certain of our vendors" or advise.

11. Please revise the page 11 risk factor regarding your inventory management strategies to identify the "certain key vendors."

12. We note the risk factor on page 17 regarding your indebtedness.  Please revise in quantitative and qualitative terms to briefly identify "the required financial ratios" and other material covenants.

13. We note the risk factor on page 18 regarding your status as a "controlled company."  It is unclear why you do not disclose that Sun Gordmans, LLC is your 99.9% owner.  Also, it is unclear why you do not provide disclosure regarding directors and provisions intended to exempt them from certain aspects of their fiduciary duties.  Please revise or advise.

14. Also, we note the reference to Nasdaq Global Select Market corporate governance requirements from which you would be exempt.  With a view to disclosure, advise us of the requirements that you will not be complying with.

15. We note the risk factor on page 18 regarding why your "stock price may be volatile or may decline…"  Please revise to avoid generic and redundant statements.  We note that you address, for example, consumer preferences and economic trends in other risk factors.  Also, other statements in this risk factor are so broad that it is difficult to understand the particular risk applicable to your business or offering.

Use of Proceeds, page 25

16. We note that you intend to use the proceeds, other than to cover fees and expenses of the offering, for general corporate purposes.  And you reference planned growth and new store openings as an example of general corporate purposes. Please revise to provide further information with respect to the principal purposes for the use of proceeds.  Alternatively, if you have no current specific plan for the proceeds, revise to so state and discuss the principal reasons for the offering.

Capitalization, page 26

17. Please make certain that total capitalization is mathematically accurate.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 31

Our Company, page 31

18. We note in the penultimate paragraph that you were able to enhance your profitability in fiscal year 2009 by more efficiently leveraging your cost infrastructure.  Please expand your discussion to describe the specific actions that you undertook to leverage your cost infrastructure.

19. We note on page 32 and elsewhere in the filing the use of the term "destination business."  Please clarify the meaning of this term.

How We Assess the Performance of Our Business, page 32

20. We note the items identified on page 32 regarding how you assess the performance of your business.  Please revise your analysis discussion to describe any material changes in these underlying drivers from period to period.  Currently your disclosure on page 32 and the period to period discussion starting on page 36 do not explain the underlying reasons or implications of material changes in the key drivers.  For example, you do not describe if or how your average sales per transaction and comparable store transactions have changed.  Also, you do not provide quantitative or qualitative explanations of the underlying reasons for the 246.6% increase in fiscal year income before taxes.  Your revised disclosure should enable investors to see the company through the eyes of management and

provide the context within which the financial information you disclose should be analyzed. See SEC Release 33-8350.

21. We also note on page 64 that you incentivize your executive officers through a cash award linked to the achievement of target EBITDA (as adjusted for certain non-recurring and unusual items). Please tell us whether EBITDA represents a key measure by which you manage your business, and if so, expand your MD&A to disclose and analyze your EBITDA. Alternatively, tell us why that would not be material to an investor's understanding of your business. Refer to FRC 501.12.b.1. for additional guidance.

Basis of Presentation and Results of Operations, page 33

22. The analysis of pro forma results of operations to reflect the business combination as if it had occurred at the beginning of each period presented should supplement but not replace an analysis of the historical financial statements included in the filing. Please expand your discussion to compare the historical financial statements for each period presented in your consolidated financial statements.

Fiscal Year 2009 Compared to Pro Forma Fiscal Year 2008, page 36

23. You discuss the business reasons for changes in the various line items of your statements of operations. In circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason (to the extent practicable) discussed on the overall change in the line item. For example, you indicate on page 36 that the increase in fiscal year 2009 was due in part to the addition of one new store in fiscal year 2009. Please quantify all line item changes with more than one business reason. Refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04 for additional guidance.

24. We note that the increase in net sales in fiscal year 2009 was a direct result of a 4.6% comparable store sales increase. Please discuss the factors that contributed to an increase in comparable store sales for each comparison of fiscal years provided.

25. We note that your discussion of gross profit for fiscal year 2008 mentions that it includes license fees as part of its calculation. Please clarify, if true, that the calculation of gross profit for fiscal year 2009 also includes such license fees.

26. Please describe in your discussion of income tax (expense)/benefit on pages 37 and 38 how the expiration of net operating loss carryforwards led to a decrease in the effective tax rate for fiscal year 2009 compared with 2008, but an increase in such rate for fiscal year 2008 compared with 2007.

Quarterly Results and Seasonality, page 38

27. We note that you do not present quarterly information for the predecessor periods as they are not comparable or meaningful. Please tell us whether the presentation of net sales and cost of sales for the predecessor periods would be comparable and meaningful, and if so, please present those items to promote an investor's understanding of the impact seasonality has on your business.

Liquidity and Capital Resources, page 40

28. We note on page 31 that you anticipate increasing your store base by 10% annually for the next several years. Please describe and quantify the typical costs necessary to open a store.

Off-Balance Sheet Arrangements, page 43

29. With a view to disclosure, please cite or tell us the specific definition of off-balance sheet arrangement as referenced on page 43.

Contractual Obligations, page 43

30. We note your disclosure in Note H. stating that certain leases provide for additional rent based on a varying percentage of net sales. To the extent material please describe contingent lease obligations in a note accompanying your table in order to provide readers an understanding of the impact that contingent rent, common area charges, real estate taxes and other executory costs may have on future minimum lease payments. See the interpretive guidance in Section IV.A and footnote 46 of SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

31. Please revise to include your minimum obligation to pay for the consulting services performed by Sun Capital Partners Management V, LLC. You should

also include an accompanying footnote explaining that fees are paid quarterly in advance and describe how the obligation may increased based on the contractual terms and the upper bound to the payment. See Item 303(a)(5)(ii)(D) of Regulation S-K.

32. Please confirm to us that you do not have any merchandise purchase commitments.

33. We note on page F-15 that future minimum payments for operating leases totaled $232 million. However, it appears the table of contractual obligations presents future payments of $232 thousand. Please clarify how much you are obligated to pay in the future for operating leases and revise your disclosure as necessary. Critical Accounting Policies, page 43

34. We note the reference on page 45 to actual results differing from current assumptions. Consider revising the description of each critical accounting policy to identify any situations where actual results were materially different from the relevant significant management judgment.

Quantitative and Qualitative Disclosure About Market Risk, page 46

35. We note that you refer to the "prime interest rate" when describing the interest rate risk relating to your credit agreement. Elsewhere in your registration statement you refer to this as the "base rate." Please revise to consistently use the more accurate term throughout your registration statement.

Business, page 47

36. We note the statement on page 47 that, in 1992, you "eliminated the department store business, focusing completely on the 1/2 Price Stores due to its more differentiated position in the marketplace." Please revise to address the 1992 bankruptcy proceedings of your predecessor entity and its subsidiaries. It is unclear to what extent the bankruptcy proceedings factored into your decision to eliminate the department store business and focus on 1/2 Price Stores.

37. Please describe the material terms of your licensing agreements with Destination Maternity Corporation and DSW, Inc. In this respect we note the statement on page 11 that you "receive a license fee equal to a specified percentage of net footwear and maternity revenue." As another example, it is unclear what the duration is for these agreements.

Jeffrey J. Gordman
Gordman Stores, Inc.
May 27, 2010
Page 8

38. We note that you describe in detail the importance of your information technology and your technology and systems relating to distribution and logistics. In light of the importance of this technology to your business and future growth prospects, please disclose your ownership, licensing or relationship to any intellectual property or know how that is material to your business, including the duration of any patents or licenses.

39. We note the reference on page 55 to "a number of dimensions" on which retailers compete. Please revise to address the positive and negative factors pertaining to your competitive position with respect to the principal methods of competition. See Item 101(c)(1)(x) of Regulation S-K.


Compensation Discussion and Analysis, page 62


40. We note the four elements of compensation listed on page 63. Please revise to clarify if and how decisions regarding each element factored into decisions regarding the other elements. It is unclear, for example, if and how compensation decisions favor performance, equity or other compensation elements.

41. To the extent material, please provide additional detail as to what aspects of individual performance you assess with respect to your named executive officers.

42. You appear to describe the review and approval of base salary as the policy utilized during fiscal year 2009, even though you did not have a Compensation Committee during this time. You also refer to compensation being "established by the Board of Directors," but it is unclear to what extent you are describing your existing or anticipated compensation program. Please revise to distinguish as appropriate between the historical and future compensation programs, and provide detailed disclosure regarding the process by which compensation decisions will be made going forward.

43. We note the statement on page 66 that actual EBITDA "significantly exceeded the maximum corporate financial performance objectives." Please revise to quantify the actual figures and describe the analysis for approval of bonuses in excess of the performance grid.

44. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Certain relationships, page 80

45. With a view to disclosure, advise us if the leases described on page F-15 should be presented here.

Description of Certain Indebtedness, page 87

46. We note the reference to Gordmans Intermediate Holding Corp. on page 88.  With a view to disclosure, advise us if an affiliate of your controlling shareholder is a guarantor.

Underwriting, page 96

47. You do not provide the tabular information required by Item 508(e) in the correct format.  It is unclear how you intend to disclose the amount of discounts and commission to be paid to the underwriter for each security.  Please revise accordingly.

Where You Can Find More Information, page 98

48. We note the statement that, with respect to other documents, "the references are not necessarily complete."  Please revise to delete or revise this statement, as it currently suggests that your disclosure is incomplete.

Consolidated Statements of Operations, page F-2

49. Please tell us the basis for presenting pro forma earnings per share for all periods presented or revise to limit the pro forma presentation to the year ended January 31, 2010 and any subsequent interim period.  In your response, address how you considered Rule 11-02(c)(i) of Regulation S-X . This comment also applies to Selected Historical Consolidated Financial and Operating Data on page 29.

Notes to Consolidated Financial Statements, page F-6

Note A. Summary of Significant Accounting Policies, page F-6

50. We note that between 2004 and 2008 you opened 23 stores and closed three. Please disclose your policy for store opening costs in accordance with FASB ASC 720-15-15-1 through 15-5 and store closing costs in accordance with ASC 420.

51. Please tell us whether any of the following costs are excluded from cost of sales: inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network. If any of these expenses are excluded from cost of sales, please disclose that fact in a footnote and quantify the expenses and identify the income statement line items in which the expenses are included for each period. In addition, disclose in MD&A that your gross profit margins may not be comparable to those of other retail entities since some retail entities include all of their distribution network costs in cost of sales and others, like you, exclude a portion from gross margin and include the expenses in another statement of operations caption.

Revenue Recognition, page F-6

52. Please explain to us in greater detail how you account for merchandise credits issued related to customer returns as it appears to us based on your disclosure that revenue may be recognized twice, once upon the original sale and again upon the redemption of the merchandise credits.

Note B. Business Combination, page F-10

53. The fifth paragraph on page 42 discloses that you borrowed $32.5 million under the revolving line of credit facility and raised $20.0 million in cash by selling one million common shares to Sun Gordmans, LLC. Please clarify how the agreement was structured and how consideration was paid.

54. Please disclose the amount of acquisition-related costs paid e.g. advisory, legal, accounting, valuation, and other professional or consulting fees, and your accounting treatment of such costs. Please be specific in describing the treatment of costs associated with the issuance of equity securities versus costs associated with the revolving credit facility.

55. Please revise and include the pro forma disclosures for the period immediately preceding the merger, as required by paragraphs FASB ASC 805-10-50-2.h.

## Note C. Property, Buildings and Equipment, page F-11

56. You disclosed on page 23 that you reduced property and equipment by $32.0 million when allocating the purchase price for the Sun Capital merger. Please tell us your consideration of FASB ASC 360-10-35 in determining that the property and equipment should not have been impaired in the financial statements of the predecessor.

## Note H. Leases, page F-14

57. We note the first paragraph of page 41 discloses you entered into a sale-leaseback transaction for your distribution center and raised $9.5 million in proceeds. Please tell us how you accounted for the transaction and describe to us your basis for the accounting treatment in U.S. GAAP. Please disclose the significant terms of the transaction as well as your accounting treatment, as prescribed by FASB ASC 840-50-1.

## Note L.  Stock Option Plans, page F-18

58. We note on page F-19 that all outstanding options at the date of the business combination were repurchased. To the extent material, please disclose the amount of compensation charge recorded upon the repurchase of options.

59. We note on page F-20 the disclosure of aggregate intrinsic value of outstanding options. Please disclose how you determined the fair value of your common stock and assumptions made in arriving at that determination.

Signatures

60. Please provide the capacities in which your officers have signed the registration statement, including an indication of who is signing as controller or principal accounting officer.

Exhibit Index

61. Please provide the following agreements as exhibits to your registration statement, or explain why you believe they are not necessary:
    - Agreement and Plan of Merger relating to the Sun Capital Acquisition;
    - License Agreements with Destination Maternity Corporation and DSW, Inc.;
    - Retention Bonus Agreements with your named executive officers;
    - Gordmans Stores 2009 Stock Option Plan;
    - Nonqualified Deferred Compensation Plan;
    - Sun Capital Consulting Agreement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne, Accounting Branch Chief at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,


John Reynolds
Assistant Director


cc:     Gerald T. Nowak, P.C.
        Fax:  (312) 862-2200

        W. Morgan Burns, Esq.
        Fax:  (612) 766-1600